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SECURITIE 05039738 SION

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SEC FILE NUMBER
8-38505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Commonwealth Associates

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 3rd Avenue, 8th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Giardina — (212) 829-5800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Anthony Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Associates, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA G. IZZO
Notary Public, State of New York
No. 31-4964973
Qualified in New York County
Commission Expires June 2, 2006

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMMONWEALTH ASSOCIATES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

(with supplementary information)

COMMONWEALTH ASSOCIATES, L.P.

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Commonwealth Associates, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Commonwealth Associates, L.P. as of December 31, 2004, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Commonwealth Associates, L.P. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 4, 2005

COMMONWEALTH ASSOCIATES, L.P.

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 296,377
Securities owned, at market value	233,954
Due from brokers and other receivables	27,307
Prepaid and other assets	13,583
	$ 571,221
LIABILITIES AND PARTNERS' CAPITAL	
Accrued expenses and other current liabilities	$ 64,293
Due to affiliates	280,289
	344,582
Commitments and contingencies	
Partners' capital	226,639
	$ 571,221

See notes to financial statements

COMMONWEALTH ASSOCIATES, L.P.

Statement of Operations
Year Ended December 31, 2004

Revenues:	
Commissions	$ 1,475,739
Investment banking and advisory fees	176,943
Interest and dividends	21,539
Trading losses, net	(29,322)
	1,644,899
Expenses:	
Compensation and benefits	391,108
Commissions	621,512
General and administrative	406,618
Occupancy and equipment rental	120,248
Communications	21,184
Clearance and exchange fees	33,579
Depreciation and amortization	69,696
	1,663,945
Net loss	$ (19,046)

COMMONWEALTH ASSOCIATES, L.P.

Statement of Changes in Partners' Capital
Year Ended December 31, 2004

	General Partner	Limited Partners	Total
Partners' capital - January 1, 2004 *	$ 1,098,703	$ 146,982	$ 1,245,685
Capital distributions	(952,500)	(47,500)	(1,000,000)
Net loss	(11,334)	(7,712)	(19,046)
Partners' capital - December 31, 2004	**$ 134,869**	**$ 91,770**	**$ 226,639**

* Adjusted opening allocation among partners.

See notes to financial statements

COMMONWEALTH ASSOCIATES, L.P.

Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating and investing activities:	
Net loss	$ (19,046)
Adjustments to reconcile net loss to net cash provided by operating and investing activities:	
Depreciation and amortization	4,369
Write-off of leasehold improvements, net	65,327
Write-off of security deposit	120,000
Changes in:	
Securities owned	380,572
Due from brokers	537,353
Accounts and other receivables	194,969
Due to/from affiliates, net	280,289
Prepaid and other assets	9,005
Accrued expenses and other current liabilities	(371,173)
Net cash provided by operating and investing activities	1,201,665
Cash flows from financing activities:	
Distributions	(1,000,000)
Net increase in cash and cash equivalents	201,665
Cash and cash equivalents - January 1, 2004	94,712
Cash and cash equivalents - December 31, 2004	$ 296,377

See notes to financial statements

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Commonwealth Associates, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership is a New York limited partnership, whose general partner is Commonwealth Management, LLC.

The Partnership does not carry accounts for customers or perform custodial functions related to securities. Through May 31, 2004 all customer transactions were cleared through another broker-dealer on a fully disclosed basis. Subsequent to that date, the Partnership has not handled any customer accounts and has only engaged in investment advisory and banking services. Accordingly, in connection with the application to change their minimum net capital to $5,000 (Note B), the Partnership has amended its NASD membership agreement. Accordingly, the Partnership claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3] Revenue recognition:

Securities transactions and related commission revenue are recorded on a trade-date basis. Marketable securities owned are valued at quoted market prices. Warrants to purchase common shares of public companies are valued at the intrinsic price which is defined as the amount by which the price of the underlying security exceeds the exercise price of the warrant ("in-the-money"). Warrants that are not in-the-money are valued at zero.

Unrealized gains/losses and realized gains/losses on securities are reflected in trading losses, net on the statement of operations.

Investment banking income includes fees earned for financial advisory services. Financial advisory fees, underwriting and placement fees are earned at the time the underwriting or placement is completed.

[4] Statement of cash flows:

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE B - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Partnership had net capital of $105,710, which exceeds the Partnership's minimum net capital requirement by $5,710. The Partnership's ratio of aggregate indebtedness to net capital was 3.26 to 1 as of December 31, 2004.

On October 26, 2004 the Partnership applied to have its minimum net capital requirement reduced to $5,000. Such request was approved and became effective during January 2005.

NOTE C - RELATED PARTIES

The Partnership shares office space and the services of certain personnel with affiliates. Costs for those services and personnel are allocated to the Partnership and the affiliated entities based on estimated usage of services. During the year ended December 31, 2004, the Partnership was charged approximately $408,000 for such shared costs. At December 31, 2004 the Partnership owed affiliates approximately $280,000 principally related to unreimbursed shared costs.

NOTE D - COMMITMENTS AND CONTINGENCIES:

Litigation:

The Partnership is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer and underwriter. Such actions claim substantial or unspecified damages which could be material to the financial statements taken as a whole. The Partnership is also involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions. Included in accrued expenses and other current liabilities is an accrual for outstanding litigation of approximately $20,000.

NOTE E - INCOME TAXES

As a limited partnership, the Partnership is not subject to federal and state income taxes as a separate entity. Accordingly, there is no provision for federal and state income taxes presented in the accompanying financial statements. The partners are required to report their respective shares of Partnership income (loss) in their individual income tax returns.

The Partnership may be subject to New York City Unincorporated Business Tax, however, it has available approximately $6,000,000 of net operating loss carryforwards which may be applied against future taxable income. These carryforwards begin to expire in December 2016.

Deferred income taxes reflect the impact of "temporary difference" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax law and regulations. The deferred tax asset results principally from the unused net operating loss carryforwards. Such amount has been fully reserved by the Partnership as its ultimate utilization is doubtful.

The total of all deferred tax assets is as follows:

Deferred tax asset	$ 240,000
Valuation allowance	(240,000)
Net deferred tax assets	$ 0

NOTE F- OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Partnership has its securities cleared through other broker-dealers pursuant to clearance agreements. Substantially all of the company's securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Partnership utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

SUPPLEMENTARY INFORMATION

COMMONWEALTH ASSOCIATES, L.P.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2004

Net capital:	
Partners' capital	$ 226,639
Nonallowable assets:	
Due from broker and other receivables	27,307
Prepaid and other assets	24,288
Net capital before haircuts on securities positions	175,044
Haircuts on securities positions, including undue concentration	69,334
Net capital	$ 105,710
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $22,972 or $100,000	$ 100,000
Excess net capital	$ 5,710
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 344,582
Ratio of aggregate indebtedness to net capital	3.26

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part II FOCUS Report as of December 31, 2004.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Partners
Commonwealth Associates
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Commonwealth Associates (the "Partnership") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8(b) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of the Partnership to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and alternatively, greater reliance must be places on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 4, 2005